EXHIBIT 99.1

Equinox Gold Provides 2020 Guidance

More Than Triples Annualized Gold Production in 2020

All dollar amounts are expressed in US$

VANCOUVER, March 31, 2020 /CNW/ - Equinox Gold Corp. (TSX: EQX, NYSE American: EQX) ("Equinox Gold" or the "Company") today announces 2020 production and cost guidance of 540,000 to 600,000 ounces ("oz") of gold at all-in-sustaining costs1 ("AISC") of $1,000 to $1,060 per oz. Guidance for the Los Filos, Fazenda, RDM and Pilar mines reflects production expectations from March 10, 2020, the closing date of the merger with Leagold Mining Corporation ("Leagold"), to December 31, 2020. Total consolidated 2020 production, including gold produced by Leagold in 2020 before completion of the merger, is estimated at 615,000 to 680,000 oz of gold.

"Equinox Gold had another year of tremendous growth in 2019. The Company advanced its Aurizona mine to production, commenced construction at its Castle Mountain mine and ended 2019 with the announcement of a merger with Leagold to create a premier gold producer with exceptional growth potential," said Christian Milau, CEO of Equinox Gold. "With the merger complete, Equinox Gold expects to more than triple its annualized gold production in 2020 and is fully funded to increase production over the next two years to more than one million ounces of gold annually. We also recognize the challenges presented by the COVID-19 pandemic and its potential effect on our operations and our guidance for this year. If necessary, we will adjust our expectations as the situation evolves."

2020 Guidance and Outlook

Guidance for Los Filos, Fazenda, RDM, Pilar and Santa Luz reflects expectations for the period commencing March 10, 2020, the closing date of the merger with Leagold, and ending December 31, 2020. The Company may revise guidance during the year to reflect changes to expected results, including from effects related to the COVID-19 pandemic.

	Production (oz)	AISC[1,2] ($/oz)	Sustaining Capital[1]	Non-Sustaining Capital[1]
Los Filos[3]	170,000 - 190,000	$1,000 - $1,050	$24 M	$51 M
Aurizona	115,000 - 125,000	$1,100 - $1,150	$40 M	$11 M
Mesquite	120,000 - 130,000	$975 - $1,025	$8 M	$8 M
Fazenda[3]	55,000 - 60,000	$900 - $950	$7 M	$3 M
RDM[3]	50,000 - 55,000	$1,000 - $1,050	$5 M	$17 M
Pilar[3]	25,000 - 30,000	$1,200 - $1,300	$4 M	$2 M
Castle Mountain	5,000 - 10,000	$750 - $800	-	$45 M
Santa Luz[3]	-	-	-	$6 M
Total – Mines	540,000 - 600,000	$1,000 - $1,060	$88 M	$143 M

__________________________
[1] AISC per oz sold and sustaining and non-sustaining capital are non-IFRS measures. See Non-IFRS Measures and AISC per Ounce Sold in Cautionary Notes.
[2] Exchange rates used to forecast 2020 AISC include a rate of BRL 4.0 to USD 1 and MXN 19.5 to USD 1.
[3] Production costs and capital attributable to Equinox Gold post-merger completion on March 10, 2020.

Consolidated gold production is expected to increase quarter over quarter during the year, with the fourth quarter benefiting from the addition of gold production from Castle Mountain and the processing of higher-grade ore at Los Filos.

Los Filos Gold Mine

The Los Filos gold mine in Guerrero State, Mexico began commercial production in 2008 and currently comprises two open pits (Los Filos and Bermejal) and one underground mine (Los Filos). Ore from all three deposits is processed using heap leach recovery. Los Filos produced a total of 200,856 oz of gold during 2019. Los Filos production for 2020 attributable to Equinox Gold post-merger is estimated at 170,000 to 190,000 oz of gold at AISC of $1,000 to $1,050 per oz of gold sold, with production weighted heavily toward the second half of the year as the Company accesses ore from the new Bermejal underground mine and new Guadalupe open pit.

The Company is advancing an expansion of the Los Filos mine complex including enlarging the Los Filos open pit, developing a second underground mine (Bermejal), adding a new open pit (Guadalupe) and constructing a new carbon in leach ("CIL") plant to process higher-grade ore. Leagold commenced the expansion project in Q3-2019, completing an access road to allow the start of stripping from the Guadalupe open pit and commencing work for additional ventilation for Bermejal underground development. Equinox Gold is evaluating the benefits of constructing a larger CIL plant than the currently contemplated 4,000 tonnes per day ("t/d") plant, which would have an impact on the current feasibility estimate for construction capital of $115 million. Trade-off studies will be completed in mid-2020 after which the Company will provide an update on the size of and costs to construct the CIL plant. Construction is currently targeted to commence in H2-2020.

Equinox Gold has budgeted a total capital spend of $75 million at Los Filos during 2020. Non-sustaining capital of $51 million relates primarily to the expansion project and includes $20 million for pre-stripping of the Guadalupe open pit and $23 million allocated to Bermejal underground development. In addition, $3.5 million is allocated for regional and Guadalupe exploration and $2 million is budgeted for underground step-out drilling. Of the $24 million budgeted for sustaining capital, $8 million is for major overhauls and rebuilds of the existing fleet to support Guadalupe stripping, $6 million is allocated for development at the Los Filos underground mine, $3 million is for processing equipment and $3 million is budgeted for heap leach expansion.

Aurizona Gold Mine

Aurizona is an open-pit gold mine in Maranhão State, Brazil. The Company completed construction in Q2-2019 and announced commercial production effective July 1, 2019, producing a total of 75,282 oz during 2019 including pre-commercial production ounces. Aurizona production for 2020 is estimated at 115,000 to 125,000 oz of gold at AISC of $1,100 to $1,150 per oz of gold sold. The increase in AISC compared to 2019 is largely due to: mine plan scheduling, with ore feed in 2020 slightly below reserve grade; a waste stripping program in the open pit; and increased sustaining capital associated with the third tailings facility lift.

Equinox Gold has budgeted a total capital spend of $51 million at Aurizona during 2020. Sustaining capital of $40 million relates primarily to completion of the third tailings facility lift ($13 million) and capitalized stripping in the open pit ($19 million). Non-sustaining capital of $11 million includes $8 million allocated to exploration.

Mesquite Gold Mine

Mesquite is an open-pit heap leach gold mine in California, USA that Equinox Gold acquired during Q4-2018. Mesquite produced a total of 125,736 oz during 2019 at AISC of $933 per oz sold. Mesquite production for 2020 is estimated at 120,000 to 130,000 oz of gold at AISC of $975 to $1,025 per oz of gold sold.

Equinox Gold has budgeted a total capital spend of $16 million at Mesquite during 2020. Sustaining capital of $8 million relates primarily to increasing solution handling infrastructure. Non-sustaining capital of $8 million is allocated for exploring new targets and drilling mineralized dumps to identify economic material that can be classified as ore and stacked on the operating leach pads.

Fazenda Gold Mine

Fazenda is an underground mine located in Bahia State, Brazil. Fazenda has been in operation for more than 30 years and produced a total of 73,228 oz of gold during 2019. Fazenda production for 2020 attributable to Equinox Gold post-merger is estimated at 55,000 to 60,000 oz of gold at AISC of $900 to $950 per oz of gold sold.

Equinox Gold has budgeted a total capital spend of $10 million at Fazenda during 2020. Of the $7 million allocated to sustaining capital, $4 million is for underground development and $2 million relates to the scheduled tailings facility raise. The $3 million allocated to non-sustaining capital is primarily for underground development to allow for exploration drilling with the objective of converting resources to reserves.

RDM Gold Mine

RDM is a conventional open-pit mine located in Minas Gerais State, Brazil. RDM commenced commercial production in early 2014 and produced a total of 62,634 oz during 2019. RDM production for 2020 attributable to Equinox Gold post-merger is estimated at 50,000 to 55,000 oz of gold at AISC of $1,000 to $1,050 per oz of gold sold.

Equinox Gold has budgeted a total capital spend of $22 million at RDM during 2020. Sustaining capital of $5 million relates primarily to the scheduled tailings facility raise. Non-sustaining capital of $17 million relates almost entirely to open-pit expansion and capitalized stripping. Permits required to commence the pit expansion are expected to be received in Q2-2020.

Pilar Gold Mine

Pilar in Goiás State, Brazil consists of two underground mines. Pilar commenced commercial production in October 2014 and produced a total of 37,739 oz of gold during 2019. Pilar production for 2020 attributable to Equinox Gold post-merger is estimated at 25,000 to 30,000 oz of gold at AISC of $1,200 to $1,300 per oz of gold sold.

Equinox Gold has budgeted a total capital spend of $6 million at Pilar during 2020. Of the $4 million sustaining capital budget, $2 million is allocated for the scheduled tailings facility raise with $1 million budgeted for underground development. Non-sustaining capital of $2 million is related to permitting and land access for the Três Buracos deposit, which is scheduled for permitting in 2020 and subsequent open-pit mining in 2021 to complement the existing underground mines.

Castle Mountain Gold Project

Castle Mountain is a past-producing open-pit heap leach gold mine in California, USA. A July 2018 prefeasibility study for the project contemplated a two-phase development plan, with production estimated at 45,000 oz of gold per year during Phase 1 and more than 200,000 oz of gold per year during Phase 2.

The Company commenced full-scale construction of Phase 1 on October 30, 2019. Construction is more than 50% complete with first gold pour targeted for Q3-2020. Total production for 2020 is estimated at 5,000 to 10,000 oz of gold at AISC of $750 to $800 per oz of gold sold.

Phase 1 will consist of a run-of-mine heap leach operation processing primarily 12,000 t/d of stockpiled ore from previous operations. The Phase 2 expansion is estimated to increase production to 200,000 oz per year and throughput to 41,000 t/d of ore, of which 2,340 t/d of higher-grade ore will be processed through a mill and carbon-in-leach circuit with the remainder going to the heap leach. The detailed feasibility study for Phase 2 is targeted for completion in H2-2020.

Equinox Gold has budgeted $45 million of non-sustaining capital at Castle Mountain during 2020, with $40 million related to construction and commissioning and $5 million allocated to completion of the Phase 2 feasibility study.

Santa Luz Gold Project

The Santa Luz project in Bahia State, Brazil is a past-producing mine that commenced operations in mid-2013 and was placed on care and maintenance in September 2014 due in part to lower than planned gold recovery. Leagold completed an updated feasibility study for Santa Luz in October 2018 incorporating resin-in-leach processing to increase gold recovery with total construction costs estimated at $82 million.

Equinox Gold is reviewing Santa Luz costs and engineering with the expectation of commencing construction in late 2020 or early 2021. A total of $6 million has been budgeted for Santa Luz care and maintenance and early construction activities in 2020. Updated capital guidance will be provided when a final construction decision is made in 2020.

Mineral Reserves and Resources

Equinox Gold will provide an updated mineral reserve and mineral resource estimate in mid-2020.

Qualified Persons

Adriaan (Attie) Roux, Pr.Sci.Nat., Equinox Gold's COO, Doug Reddy, P.Geo., Equinox Gold's EVP Technical Services, and Scott Heffernan, MSc, P.Geo., Equinox Gold's EVP Exploration, are the Qualified Persons under National Instrument 43-101 for Equinox Gold and have reviewed, approved and verified the technical content of this news release.

About Equinox Gold

Equinox Gold is a Canadian mining company with six producing gold mines, a multi-million-ounce gold reserve base and a strong growth profile from two development projects and two expansion projects. Equinox Gold operates entirely in the Americas, with two properties in the United States, one in Mexico and five in Brazil. Equinox Gold's common shares are listed on the TSX and the NYSE American under the trading symbol EQX. Further information about Equinox Gold's portfolio of assets and long-term growth strategy is available at www.equinoxgold.com or by email at ir@equinoxgold.com.

Cautionary Notes and Forward-looking Statements

Non-IFRS Measures

This news release refers to all-in sustaining costs ("AISC"), AISC per ounce sold and sustaining and non-sustaining capital expenditures that are measures with no standardized meaning under International Financial Reporting Standards ("IFRS"), i.e. they are non-IFRS measures, and may not be comparable to similar measures presented by other companies. Their measurement and presentation is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

AISC per Ounce Sold

AISC per gold oz sold is a non-IFRS measure based on guidance announced by the World Gold Council ("WGC") in September 2013 and updated in November 2018. The WGC is a non-profit association of the world's leading gold mining companies established in 1987 to promote the use of gold to industry, consumers and investors. The WGC is not a regulatory body and does not have the authority to develop accounting standards or disclosure requirements. The WGC has worked with its member companies to develop a measure that expands on IFRS measures such as operating expenses and non-IFRS measures to provide visibility into the economics of a gold mining Company. Current IFRS measures used in the gold industry, such as operating expenses, do not capture all of the expenditures incurred to discover, develop and sustain gold production. The Company believes the AISC measure provides further transparency into costs associated with producing gold and will assist analysts, investors and other stakeholders of the Company in assessing its operating performance, its ability to generate free cash flow from current operations and its overall value. Combined AISC does not include corporate G&A.

Forward-looking Statements

This news release includes certain statements that constitute "forward-looking statements", and "forward-looking information" within the meaning of applicable securities laws collectively "forward-looking statements". These include statements regarding the growth potential of the Company. When used in this news release, words such as "will", "monitoring", "review", "adjust", "adapt", "growth", "guidance", "plan", "budget", "expected", and similar expressions are intended to identify these forward-looking statements as well as phrases or statements that certain actions, events or results "may", "could", "would", "should", "occur" or "be achieved" or the negative connotation of such terms. As well, forward-looking statements may relate to future outlook and anticipated events, such as the Company's ability to achieve the 2020 production and cost estimates at its properties, the funding available to the Company, the timing and likelihood of project development, construction and expansion, the timing and amount of expected future production, the costs of future production, construction and expenditures, budgets and allocation of budgets, access, drilling and permitting, processing of higher grade ore, timing and completion of feasibility studies, feasibility estimates and trade-off studies, timing and completion of updated reserve and resource estimates, the value of AISC per gold oz, the Company's plans and protocols with regard to managing potential impacts related to the COVID-19 pandemic, the Company's strategy to help keep its workforce and local communities safe, the Company's business continuity protocols and the potential impact on operations related to COVID-19, the Company's ability to maintain activities and productivity at its operating mines, the Company's ability to successfully resume operations at mines at which operations have been restricted or suspended, and the Company's ability to advance its development and expansion projects and achieve its growth objectives.

These forward-looking statements involve assumptions, numerous risks and uncertainties, certain of which are beyond the Company's control including risks associated with or related to the volatility of metal prices and the Company's shares, there being no significant disruptions affecting the Company's operations or projects, risks related to the COVID-19 pandemic including government and health authority responses and increased regulations and restrictions regarding the flow of labour, materials and impact on the Company's business, projects and operations, as well as the risk factors identified in Equinox Gold's year-end MD&A dated February 28, 2020, which is available on SEDAR at www.sedar.com and EDGAR at www.sec.gov. Forward-looking statements are based on information available at the time those statements are made and/or management's good faith belief as of that time with respect to future events and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. Forward-looking statements speak only as of the date those statements are made. The COVID-19 situation is changing rapidly and Equinox Gold will continue to review and adapt its response protocols as the situation unfolds, applying guidelines outlined by the World Health Organization and governments of countries within which the Company operates. The extent to which COVID-19 (or any other disease, epidemic or pandemic) impacts business activity, operations or financial results, and the duration of any such impact, will depend on future developments that are highly uncertain and cannot be predicted, including new information that may emerge concerning COVID-19 and the actions required to contain or treat its impact, among others. Except as required by applicable law, Equinox Gold assumes no obligation to update or to publicly announce the results of any change to any forward-looking statement contained or incorporated by reference herein to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements. If Equinox Gold updates any one or more forward-looking statements, no inference should be drawn that the company will make additional updates with respect to those or other forward-looking statements. All forward-looking statements contained in this news release are expressly qualified in their entirety by this cautionary statement.

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SOURCE Equinox Gold Corp.

View original content: http://www.newswire.ca/en/releases/archive/March2020/31/c0341.html

%CIK: 0001756607

For further information: Equinox Gold Contacts: Christian Milau, Chief Executive Officer, Rhylin Bailie, Vice President, Investor Relations, Tel: +1 604-558-0560, Email: ir@equinoxgold.com

CO: Equinox Gold Corp.

CNW 17:47e 31-MAR-20